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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                          KRUPP REALTY FUND, LTD. - III
                            (Name of Subject Company)

                          KRUPP REALTY FUND, LTD. - III
                        (Name of Person Filing Statement)

                            Limited Partnership Units
                         (Title of Class of Securities)

                                   501128 10 2
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

   Scott D. Spelfogel, Esq.                        James M. Dubin, Esq.
     The Berkshire Group                Paul, Weiss, Rifkind, Wharton & Garrison
     One Beacon Street                         1285 Avenue of the Americas
 Boston, Massachusetts 02108                  New York, New York  10019-6064
       (617) 574-8385                                 (212) 373-3000

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Item 1.  Security and Subject Company

         The name of the subject partnership is Krupp Realty Fund, Ltd.- III, a Massachusetts limited partnership (the "Partnership"), and the address of its principal executive offices is c/o The Krupp Corporation, One Beacon Street, Suite 1500, Boston, Massachusetts 02108. The title of the class of equity securities to which this statement relates is the Partnership's Units of Investor Limited Partnership Interests ("Units").

Item 2.  Tender Offer of the Bidder

         This statement relates to an offer by KRF3 Acquisition Company, L.L.C., a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 14, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Units at a price of $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any, made by the Partnership from and after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 14, 1999 and the related Agreement of Assignment and Transfer and accompanying documents, each as each may be supplemented or amended from time to time (which collectively constitute the "KRF3 Offer" and are contained within the Schedule 14D-1).

         The address of the Purchaser's principal executive offices is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

Item 3.  Identity and Background

         (a) The name and business address of the Partnership, which is the person filing this statement, is set forth in Item 1 above.

         (b) The general partners responsible for management of the Partnership's business are The Krupp Corporation, a Massachusetts corporation (the "Corporate General Partner"), and The Krupp Company, a Massachusetts limited partnership (together with the Corporate General Partner, the "General Partners").

         The General Partners are affiliates of the Purchaser. The General Partners have conflicts of interest with respect to the KRF3 Offer, as a result of their affiliation with the Purchaser and otherwise, including (i) the desire of the Purchaser (which is an affiliate of the General Partners) to maximize the value of its ownership of the Units (including its desire to increase its profit by acquiring Units at a low price and its current intention, following the successful consummation of the KRF3 Offer, to propose and seek to consummate the Proposed Merger (as defined in Item 7(a) below)), which may result in a conflict for the General Partners in attempting to reconcile the interests of the Purchaser with the interests of the other Unitholders; (ii) the fact that a sale or liquidation of the Partnership's assets
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would result in a decrease or elimination of the distributions received by the
General Partners in respect of their interests in the Partnership and/or the fees paid to their affiliates in connection with services provided to the Partnership, as described below in this Item 3(b); and (iii) the fact that, if successful, the KRF3 Offer will place the Purchaser (which is an affiliate of the General Partners) in a position to control all Partnership decisions on which the holders of Units may vote, including removal of the General Partners, and, due to its affiliation with the General Partners and their affiliates, the Purchaser will most likely vote the Units owned by it in whatever manner it deems to be in the best interests of the General Partners and their affiliates but may or may not be in the interest of the other Unitholders, including voting against the elimination or a decrease in fees payable to affiliates of the Purchaser or the General Partners.

         The following describes certain agreements between affiliates of the General Partners (including the Purchaser) and the Partnership.

         Pursuant to the Partnership Agreement, the General Partners are entitled to certain cash distributions in respect of their interests in the Partnership. The General Partners have received aggregate cash distributions in respect of such interests of $4,174, $4,174 and $6,261 for the years ended December 31, 1996, 1997 and 1998, respectively.

         Pursuant to certain management agreements (the "Management Agreements"), the affiliate of the General Partners which manages the properties of the Partnership (the "Property Manager Affiliate") receives property management fees in return for management of the Properties. The Management Agreements provide for the payment of monthly management fees payable at the rate of up to 5% of rents and other income actually received by the Partnership. In addition, although the General Partners and their affiliates do not receive any fees from the Partnership for the partnership administration services provided to the Partnership, the Property Manager Affiliate and other affiliates of the General Partners are reimbursed by the Partnership for expenses incurred in connection with the provision of services including accounting, computer, insurance, travel, payroll, and legal services and the preparation and mailing of reports and other communication to Unitholders. For the three years ended December 31, 1996, 1997 and 1998, the Partnership paid such affiliate property management fees and reimbursement of expenses aggregating $499,495, $536,798 and $540,461, respectively.

         Pursuant to the Partnership Agreement, the General Partners are entitled to a brokerage fee in an amount equal to 3% of the contract sales price of any real estate acquired by the Partnership, subject to certain limitations. No brokerage fees have been paid to the General Partners or their affiliates during the three-year period ending December 31, 1998.

                                        2
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         The KRF3 Offer, in and of itself, will not result in any change in the compensation payable to the General Partners or their affiliates. However, if the KRF3 Offer is successful, the Purchaser (which is an affiliate of the General Partners) will participate, in its capacity as a Unitholder, in any subsequent distributions to Unitholders to the extent of the number of Units purchased pursuant to the KRF3 Offer.

         Except as described above and in Item 7(a) below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partners or their affiliates and (i) the Partnership, its executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation

         Because of the conflict of interest inherent in the fact that the General Partners are affiliates of the Purchaser, the Corporate General Partner is making no recommendation and is remaining neutral as to whether or not Unitholders should accept or reject the KRF3 Offer. The Corporate General Partner does believe, however, that Unitholders who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

Item 5.  Persons Retained, Employed, or to be Compensated

         Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unitholders on behalf of the Partnership in response to the KRF3 Offer.

Item 6.  Recent Transactions and Intent with Respect to Securities

         (a) Neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

         (b) The General Partners (who own an aggregate of 101.5 Units) intend, and, to their knowledge, the other persons listed below who may be deemed to be affiliates of the Partnership intend, to tender Units owned by them to the Purchaser pursuant to the KRF3 Offer.

                                        3
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                  Persons                                No. of Units Owned
                  -------                                ------------------
Douglas Krupp and George Krupp, jointly, as
the partners of Krupp Associates,
a Massachusetts general partnership                              50

Douglas Krupp                                                    40

George Krupp                                                     40

Item 7.  Certain Negotiations and Transactions by the Subject Company

         (a) Except as provided below, no negotiation is being undertaken or is underway by the Partnership in response to the KRF3 Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

         If the KRF3 Offer is successful and results in the Purchaser (which is an affiliate of the General Partners) having the right to vote a majority of the Units, the Purchaser intends to propose and seek to have the Partnership consummate a merger or similar business combination with the Purchaser (the "Proposed Merger") pursuant to which (i) the Purchaser would acquire all Units not tendered and purchased pursuant to the KRF3 Offer or otherwise and (ii) each Unit not owned by the Purchaser would be converted into the right to receive an amount in cash equal to the price per Unit paid by the Purchaser pursuant to the KRF3 Offer, without interest. There is no assurance that the Proposed Merger will be proposed or that, if proposed, it will not be delayed or abandoned.

         (b) Except as described in Item 7(a) above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the KRF3 Offer which relate to or would result in one or more of the matters referred to in the first paragraph of Item 7(a) above.

Item 8.  Additional Information to be Furnished

         None.

Item 9.  Material to be Filed as Exhibits

         (a) Cover letter to Unitholders from the Partnership dated May 14,
             1999.

                                        4
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         (b) (i) The Partnership Agreement, dated as of June 1, 1982, by and among The Krupp Company and The Krupp Corporation, as general partners, The Krupp Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership Agreement.

            (ii) Form of Property Management Agreement between the Partnership and Berkshire Property Management Company.

                                        5
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 1999

                                   KRUPP REALTY FUND, LTD. - III

                                   By: The Krupp Corporation, a
                                       general partner

                                   By: /s/ Douglas S. Krupp
                                       --------------------
                                       Name:  Douglas S. Krupp
                                       Title: President and Co-Chairman
                                              of the Board

                                        6
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                                  EXHIBIT INDEX


Exhibit                      Description                             Page
-------                      -----------                             ----

1.             Cover letter to Unitholders from the
               Partnership dated May 14, 1999

2.             Amended Agreement, dated as of June 1,
               1982 (the "Partnership Agreement"), by and among The Krupp Company and The Krupp
               Corporation, as general partners, The Krupp
               Company, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the Partnership
               Agreement

3.             Form of Property Management Agreement
               between the Partnership and Berkshire
               Property Management Company

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